SEC File Number
001-40920
CUSIP Number
G0136H102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Aeries Technology, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

60 Paya Lebar Road, #08-13

Paya Lebar Square

Address of Principal Executive Office (Street and Number):

Singapore, 409051

City, State and Zip Code:

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aeries Technology, Inc.’s (the “Registrant”) has determined that it is not able to file its annual report on Form 10-K for the year ended March 31, 2025 (the “Form 10-K”) within the prescribed time period without unreasonable efforts or expense. The Registrant requires additional time to review and finalize the disclosures in the Form 10-K due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Form 10-K. The Registrant presently expects to file the Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Daniel S. Webb	(415)	629-9066
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a loss from operations of approximately $28.8 million for the year ended March 31, 2025 as compared to income from operations of approximately $3.0 million for the year ended March 31, 2024. The decrease was primarily due to an increase in selling, general and administrative expenses to $45.5 million for the fiscal year ended March 31, 2025 as compared to $18.7 million for the fiscal year ended March 31, 2024. A significant portion of the increase in selling, general and administrative expenses was due to an increase in stock-based comp expense and incremental bad debt expense.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, including statements about the financial condition, results of operations, earnings outlook and prospects of the Registrant. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the Registrant’s management and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Registrant.

SIGNATURE

Aeries Technology, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Aeries Technology, Inc.

Date: July 1, 2025	By:	/s/ Daniel S. Webb
Daniel S. Webb
Chief Investment Officer & Chief Financial Officer

3